# BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: admin@beruschi.com


02002710

December 11, 2001

Securities & Exchange Commissio..
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549



**Attention: Office of International Corporate Finance**

Dear Sirs:

**Re: Auterra Ventures Inc. (the "Issuer")**
**Filing of documents under Section 12g3-2(b), *Securities Act* of 1934**
**File No. 82-4653**

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since October 3, 2001:

A. Unaudited Financial Statements and accompanying Quarterly Report

- copy of unaudited financial statements for the period ended August 31, 2001 with relevant Quarterly report on BC Form 51-901F.

B. Copies of news releases issued during the relevant period.

C. Copies of BC Form 53-901F (formerly Form 27) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

**BERUSCHI & COMPANY**

**PER:** 

**GWEN WEGNER**
Paralegal



Enclosures

FORM 51-901F

QUARTERLY REPORT

**Incorporated as part of:** ____X____ **Schedule A**

____X____ **Schedule B & C**

**ISSUER DETAILS**

| | |
|---|---|
| NAME OF ISSUER: | AUTERRA VENTURES INC. |
| ISSUER ADDRESS: | # 501-905 West Pender Street, Vancouver, BC V6C 1L6 |
| ISSUER TELEPHONE NUMBER: | (604) 669-5819 |
| CONTACT PERSON: | Raymond Roland |
| CONTACT POSITION: | President |
| CONTACT TELEPHONE NUMBER: | (604) 669-5819 |
| CONTACT EMAIL ADDRESS: | news@auterraventures.com |
| WEB SITE ADDRESS: | www.auterraventures.com |
| FOR QUARTER ENDED: | August 31, 2001 |
| DATE OF REPORT: | November 13, 2001 |

**CERTIFICATE**

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

| | | |
|---|---|---|
| RAYMOND ROLAND | *"Raymond Roland"* | 11/13/2001 |
| Name of Director | | Date Signed |
| VIC BERAR | *"Vic Berar"* | 11/13/2001 |
| Name of Director | | Date Signed |

82-4653

**AUTERRA VENTURES INC.**
QUARTERLY REPORT
August 31, 2001



Schedule A: Financial Information

– See consolidated financial statements attached

Schedule B: Supplementary Information

1. *Analysis of expenses and deferred costs*

For the current fiscal year-to-date:

General and Administrative
- See financial statements attached

Deferred exploration costs:
- See financial statements attached

2. *Related party transactions*
- See Note 4 to the financial statements attached

3. *Summary of securities issued and options granted during the quarter*

a) Securities issued during the quarter ended August 31, 2001: Nil

b) Options granted during the quarter ended August 31, 2001: Nil

4. *Summary of securities as at the end of the reporting period:*

a) Authorized share capital - 50,000,000 common shares without par value.

b) A total of 7,844,423 shares have been issued for a total of $2,334,934.

c) Options, warrants and convertible securities outstanding as of August 31, 2001:

| Type of Security | Number or Amount | Exercise or Conversion Price | Expiry Date |
|---|---|---|---|
| Options | 20,000 | $0.15 | December 31, 2001 |
| Options | 366,000 | $0.15 | February 2, 2002 |
| Options | 388,442 | $0.225 | October 3, 2002 |
| Warrants | 266,667 | $0.175 | January 18, 2002 |
| | 3,333,333 | $0.18 | May 5, 2002 |

Schedule B: Supplementary Information - Page 2

5. *List of directors and officers as of November 13, 2001:*

| | |
|---|---|
| R.Roland | Director/President |
| T. Torrance | Director |
| L. Drinovz | Director |
| V.Berar | Director |
| D.Beruschi | Corporate Secretary |

Schedule C: Management Discussion

- See Attached





## NATURE OF BUSINESS AND LIQUIDITY

Auterra Ventures Inc. is a venture capital company with a mineral exploration business. As all of Auterra's mineral property interests are in the exploration stage, it has no current operating income or cash flow.

## RESULTS OF OPERATIONS

Auterra incurred a net loss of $59,392 for the six month period ended August 31, 2001 as compared to a loss of $127,817 for the comparative period in 2000.

## RESOURCE PROPERTY INTERESTS

### Cairn Gold Properties—British Columbia, Canada

The Cairn Property consists of 4 Crown Granted Mineral Claims covering a total of 83.2 hectares. The Cairns Property is located approximately 4 km west of the Kemess North Gold/Copper Deposit and 8 km northwest of the Kemess South Copper/Gold Mine in the Toodoggone Mining District of north-central British Columbia. The Kemess North Deposit is now reportedly held by Northgate Exploration Ltd. The Kemess Mine was formerly owned by Royal Oak Mines. The Cairn Property is considered to be highly prospective for gold-copper mineralization similar to the Kemess North Deposit. Royal Oak Mines attempted to acquire an interest in the Cairn Property in1999. Negotiations with Royal Oak Mines were terminated when Royal Oak was unable to meet with Auterra's terms.

In August 1999, Auterra entered into a joint venture agreement with Cora Resources Ltd. for the joint venture development of the Cairn Property. The joint venture provides that upon Cora expending $300,000 in exploration and development costs over a 3-year period it will earn a 50% interest in the Cairn Property.

### Castle Mountain Property – North Toodoggone, British Columbia, Canada

The Castle Mountain Copper, Silver, Lead, Zinc Property consists of 4 Crown Granted Mineral Claims totalling approximately 83 hectares and is located in the Toodoggone Mining District approximately 1km south of the former Baker Mine. The Castle Mountain Property is located near several significant mineral deposits including the

Shasta Deposit and the Lawyers Deposit. The Castle Mountain Property is believed to have significant potential as a polymetallic carbonate replacement (skarn) exploration target, as well as an industrial mineral (limestone) producer.

## Golden Eagle Gold Property—Vancouver Island, British Columbia, Canada

The Golden Eagle Gold Property is a Crown Granted Mineral Claim totalling 20.9 hectares located in the Headwater area of China Creek approximately 21 km southeast of Port Alberni on Vancouver Island. The area contains various mineral occurrences and many past-producing gold mines. The Golden Eagle Gold Property covers several historical and recently discovered gold bearing quartz veins with high gold values. Based on these favourable historical and recent exploration results, Auterra believes that the Golden Eagle Gold Property has the potential to host a structurally controlled, vein hosted gold deposit.

Auterra holds three additional Crown Granted Mineral Claims also located on Vancouver Island. These three claim groups total 58.35 hectares and are currently in the grassroots stage of exploration.

## AR Platinum Palladium Property—Yukon, Canada

The AR Platinum Palladium Property consists of 61 claim units located on the eastern slopes of the Kluane Range, in south-western Yukon. The AR Platinum Palladium Property is in the Wrangella Terrane which is also known as the Kluane Mafic – Ultramafic Belt. It is known to contain mafic-ultramafic intrusions containing Platinum Group Elements (PGE), copper and nickel mineralization. Geologists believe the AR Property to be an excellent exploration target with the potential to host an economic PGE deposit.

The Kluane Mafic-Ultramafic Belt contains PGE mineralization such as the Wellgreen and the Linda PGE-Ni-Cu Deposits. The Wellgreen and the Linda PGE-Ni-Cu Deposits are situated within the Kluane Mafic-Ultramafic Belt.

In September 2000 Auterra entered into a joint venture agreement with Cabin Creek Resource Management Inc., a private company, to acquire an interest in the AR Platinum Palladium Property. Under the joint venture agreement, Auterra has the right to earn a 70% undivided interest in the AR Property by making cash payments to Cabin Creek totalling $185,000 over a 5-year period, and issuing 100,000 common shares of Auterra. Auterra must also fund exploration costs of $250,000 over a period of 5-years.



## Haines Gabbro Platinum Palladium Property—Ontario, Canada

During the six months ended August 31, 2001, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro Mineral Property. By letter dated May 25, 2001, between the Company and LMX, LMX agreed

to assign its 50% interest in the Haines Gabbro Mineral Company Property to the Company.

LMX failed to complete the anticipated formal agreement. Accordingly, the Company considers the agreement repudiated by LMX, has demanded repayment of the advance and is seeking legal recourse to recover the funds.

## MANAGEMENT

Mssrs. R. Roland, V. Berar, T. Torrance, and S. Kenwood P. Geo, are Directors of Auterra. Mr. Roland is President and Chief Executive Officer.

## INVESTOR RELATIONS ACTIVITIES

Auterra Ventures Inc. has entered into an agreement with Ms. S. Haywood to provide corporate public relation services to Auterra on month-to-month basis. The agreement is subject to Canadian Venture Exchange acceptance for filing.

## OUTLOOK

Auterra is actively pursuing the possible further joint venture of its Cairn Gold Property with a mining company and has begun discussions relating thereto. The Cairn Gold Property has received considerable interest following recent exploration by Northgate Exploration. Auterra is actively exploring its AR Platinum Palladium Property in the Whitehorse mining district. The AR Property has received interest from several public and private companies interested in the joint development of the properties.

**AUTERRA VENTURES INC.**

**FINANCIAL STATEMENTS**

**August 31, 2001 and 2000**

**(Unaudited – Prepared by Management)**

**AUTERRA VENTURES INC.**

**BALANCE SHEETS**

**May 31, 2001, and February 28, 2001**

**(Unaudited – Prepared by Management)**

| | August 31,2001 | February 28,2001 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash | $ 11,002 | $ 52,915 |
| Cash - restricted | - | 44,820 |
| Cash in trust | 946 | 32,000 |
| Account receivable | 4,517 | 17,373 |
| Mineral exploration tax credit recoverable | 7,926 | 7,926 |
| Prepaid expenses | 24,275 | 25,025 |
| Marketable securities | 4,000 | 4,000 |
| | 53,901 | 184,059 |
| Capital Assets | 14,088 | 15,414 |
| Mineral Properties, including deferred costs | 333,619 | 322,802 |
| Mineral Property advance – Note 3 | 83,594 | - |
| | $ 483,967 | $ 522,275 |
| **LIABILITIES** | | |
| Current Liabilities | | |
| Accounts payable and accrued liabilities | $ 209,883 | $ 188,799 |
| Loan Payable (Note 2) | 7,083 | 7,083 |
| | 216,966 | 195,882 |
| **SHAREHOLDERS' EQUITY (DEFICIENCY)** | | |
| Share Capital (Note 4) | 2,334,934 | 2,334,934 |
| Deficit | (2,067,933) | (2,008,541) |
| | 267,001 | 326,393 |
| | $ 483,967 | $ 522,275 |

Approved on Behalf of the Board:

| *"Raymond Roland"* | *"Vic Berar"* |
|---|---|
| Director | Director |

The accompanying notes are an integral part of these financial statements.

## AUTERRA VENTURES INC.

## STATEMENT OF OPERATIONS AND DEFICIT

**for the three and six months ended August 31, 2001, and 2000**
**(Unaudited – Prepared by Management)**

| | YEAR-TO-DATE Six-month period Ended August 31st | | 2nd QUARTER Three-month period Ended August 31st | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| General and Administrative Expenses | | | | |
| Amortization | $ **1,506** | $ - | $ **744** | $ - |
| Consulting | **1,250** | - | **1,250** | - |
| Management fees | **15,000** | 15,000 | **7,500** | 7,500 |
| Office and miscellaneous | **4,295** | 8,177 | **2,025** | 5,601 |
| Professional fees, interest | **26,032** | 85,813 | **18,133** | 75,707 |
| Rent | **7,200** | 7,200 | **3,600** | 3,600 |
| Transfer agent and filing fees | **3,645** | 8,724 | **2,665** | 3,622 |
| Travel, promotion and auto | **1,245** | 1,299 | **21** | 679 |
| Loss before other items | **60,173** | 126,213 | **35,938** | 96,709 |
| Other items: | | | | |
| Interest income | **( 781)** | ( 1,085) | **( 66)** | ( 944) |
| Interest on long term debt | **-** | 2,067 | **-** | - |
| Property examination costs | **-** | 622 | **-** | 412 |
| Net loss for the period | **59,392** | 127,817 | **35,872** | 96,177 |
| Deficit, beginning of the period | **2,008,541** | 1,784,874 | **2,032,061** | 1,816,514 |
| Deficit, end of the period | **$ 2,067,933** | 1,912,691 | **$ 2,067,933** | 1,912,691 |
| Loss per share | $ **0.01** | $ 0.02 | $ **0.004** | $ 0.01 |

The accompanying notes are an integral part of these financial statements.

## AUTERRA VENTURES INC.

## STATEMENT OF CASH FLOWS

**for the three and six months ended August 31, 2001 and 2000**

**(Unaudited – Prepared by Management)**

| | YEAR-TO-DATE Six-month period Ended August 31st | | 2nd QUARTER Three-month period Ended August 31st | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Operating Activities | | | | |
| Net loss for the period | **$ ( 59,392)** | $ ( 127,817) | **$ ( 35,872)** | $ ( 96,177) |
| Add (deduct) items not affecting cash: | | | | |
| Amortization | **1,506** | - | **744** | - |
| | **( 57,886)** | ( 127,817) | **( 35,128)** | ( 96,177) |
| Changes in non-cash working capital balances related to operations: | | | | |
| Accounts receivable and prepaid expenses | **13,606** | 32,320 | **14,437** | 14,533 |
| Accounts payable | **13,158** | ( 273,319) | **( 9,500)** | ( 242,938) |
| | **( 31,122)** | ( 368,816) | **( 30,191)** | ( 324,582) |
| Investing Activities | | | | |
| Acquisition costs of mineral properties | **-** | ( 25,000) | **-** | ( 25,000) |
| Deferred exploration and development costs, net of mineral exploration tax credit | **( 2,891)** | ( 308) | **7,926** | ( 308) |
| Mineral property advance | **( 83,594)** | - | **( 68,594)** | - |
| Purchase of capital assets | **( 180)** | - | **-** | - |
| | **( 86,665)** | ( 25,308) | **( 60,668)** | ( 25,308) |
| Financing Activities | | | | |
| Common shares issued for cash | **-** | 709,100 | **-** | ( 20,900) |
| Loan payable | **-** | 2,067 | **-** | - |
| | **-** | 711,167 | **-** | ( 20,900) |
| Increase (decrease) in cash during the period | **( 117,787)** | 317,043 | **( 90,859)** | ( 370,790) |
| Cash, beginning of period | **129,735** | 15,939 | **102,807** | 703,772 |
| Cash, end of the period | **$ 11,948** | $ 332,982 | **$ 11,948** | $ 332,982 |
| Cash and term deposit consists of: | | | | |
| Cash | **$ 11,002** | $ 185,482 | **$ 11,002** | $ 185,482 |
| Cash - restricted | **-** | 100,000 | **-** | 100,000 |
| Cash in trust | **946** | 47,500 | **946** | 47,500 |
| | **$ 11,948** | $ 332,982 | **$ 11,948** | $ 332,982 |

The accompanying notes are an integral part of these financial statements.

## 1. CONTINUED OPERATIONS

While the information presented in the accompanying financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these financial statements be read in conjunction with the Company's annual February 28, 2001 audited financial statements.

## 2. LOAN PAYABLE

The loan payable was unsecured and bore interest at the rate of eight percent (8%) per annum, compounded semi-annually, not in advance. The loan principal was repaid during the year ended February 28, 2001.

| | Balance February 28, 2001 and August 31, 2001 | Balance February 29,2000 |
|---|---|---|
| Principal | $ - | $ 100,000 |
| Accrued interest | 7,083 | 3,350 |
| | $ 7,083 | $ 103,350 |

In consideration of the loan, the Company has agreed to issue 266,667 share purchase warrants. Each warrant is exercisable to acquire one (1) additional share of the Company's capital stock at a price of $0.175 per share on or before January 18, 2002.

## 3. MINERAL PROPERTY ADVANCE

During the six months ended August 31, 2001, the Company advanced a total of $83,594 with respect to exploration and property costs regarding the Haines Gabbro mineral property. By letter agreement dated May 25, 2001, between the company and LMX Resources Inc. ("LMX"), LMX agreed to assign its 50% interest in the property to the Company. LMX failed to complete the anticipated formal agreement. Accordingly, the Company considers the agreement repudiated by LMX, has demanded repayment of the advance and is seeking legal recourse to recover the funds.

AUTERRA VENTURES INC.
NOTES TO THE FINANCIAL STATEMENTS
for the six months ended August 31, 2001 and 2000
(Unaudited – Prepared by Management)

## 4. SHARE CAPITAL

The authorized share capital of the Company is 50,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

| | Number of Shares | Amount $ |
|---|---|---|
| Balance, February 29, 2000 | 3,921,090 | $ 1,603,334 |
| Shares issued for: | | |
| Cash | 3,823,333 | 709,100 |
| Mineral properties | 100,000 | 22,500 |
| Balance, February 28, 2001 and August 31, 2001 | 7,844,423 | $ 2,334,934 |

**Stock Options:**

At August 31, 2001 the following share purchase options were outstanding entitling the holder to purchase one common share for each option held:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Options outstanding, beginning of period | 774,442 | $ 0.19 | 386,000 | $ 0.15 |
| Options outstanding, end of the period | 744,442 | $ 0.19 | 386,000 | $ 0.15 |

At August 31, 2001, the Company has outstanding stock options exercisable to acquire 744,442 shares as follows:

| Number of Shares | Price | Expiry Date |
|---|---|---|
| 20,000 | $0.15 | December 13, 2001 |
| 366,000 | $0.15 | February 2, 2002 |
| 388,442 | $0.225 | October 3, 2002 |
| 744,442 | | |

## 4. SHARE CAPITAL – CONT'D

**Warrants:**

At August 31, 2001 the following share purchase warrants were outstanding entitling the holder to purchase one common share for each warrant held:

| Number of Shares | Price | Expiry Date |
|---|---|---|
| 266,667 | $0.175 | January 18, 2002 |
| 3,333,333 | $0.18 | May 5, 2002 |
| 3,600,000 | | |

## 5. RELATED PARTY TRANSACTIONS

a) Management fees of $15,000 (2000 - $15,000) were incurred with a corporation controlled by the President of the Company. An amount of $10,700 (2000 - $1,140) remains as an account payable.

b) Rent of $7,200 (2000 - $7,200), and interest of $1,709 (2000 - $2,697) were incurred with corporation controlled by an Officer of the Company. An amount of $6,723 (2000 - $4,606) remains as an account payable.

c) Legal fees and disbursements of $6,291 (2000 - $67,982) and interest of $1,010 (2000 - $4,644) were incurred with a law firm in which a partner is related to an Officer of the Company. An amount of $4,694 (2000 - $42,982) remains as an account payable.

82-4653

# *AUTERRA VENTURES INC.*

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

Trading Symbol: AUW
October 4, 2001

12g3-2(b): 82-4653
Standard & Poor's Listed

---

## NEWS RELEASE

---

Auterra Ventures Inc. ("Auterra") is pleased to announce that it has entered into an agreement with Sarah Haywood of Vancouver, British Columbia, whereby Ms. Haywood will provide corporate public relations services to Auterra on a month-to-month basis. Auterra will pay a monthly remuneration of $2,500 to Ms. Haywood.

The agreement is subject to Canadian Venture Exchange acceptance for filing.

**AUTERRA VENTURES INC.**

Per: 
Raymond Roland, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

82-4653

02 JAN 25 AM 8:16

# AUTERRA VENTURES INC.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 682-7159
Facsimile: (604) 669-5886

Trading Symbol: AUW
November 16, 2001

12g3-2(b): 82-4653
Standard & Poor's Listed

---

## NEWS RELEASE

---

Auterra Ventures Inc. ("Auterra") is pleased to announce that its unaudited interim financial statements for the period ended August 31, 2001 have been filed. Auterra incurred a net loss of $59,392 for the six-month period ended August 31, 2001 as compared to a loss of $ 127,817 for the comparative period in 2000.

Auterra also announces that it is not proceeding with the acquisition of an interest in the Haines-Gabbro property as previously announced. LMX Resources Ltd. repudiated the agreement. Auterra is seeking recovery of the $83,594.27 in expenses incurred with respect to the property.

**AUTERRA VENTURES INC.**

Per:



Raymond Roland, President

82-4653

*AUTERRA VENTURES INC.*

Trading Symbol: AUW
12g3-2(b): 82-4653
Standard & Poor's Listed
Website: www.auterraventures.com
E-mail: ir@auterraventures.com

*CORA RESOURCES LTD.*

Trading Symbol: KRA
12g3-2(b): 82-4571
Standard & Poor's Listed
Website: www.coraresources.com
E-mail: ir@coraresources.com

December 7, 2001



**CAIRN GOLD-COPPER PROPERTY NEAR KEMESS GOLD-COPPER MINE ATTRACTS INTEREST**

Auterra owns the Cairn gold, silver and copper Property located near Northgate Exploration's Kemess gold-copper Mine in the Toodoggone mining area of north central British Columbia. Royal Oak Mines was the Kemess Mine's former operator. Northgate Exploration has been conducting a major exploration program in the vicinity of the mine at the Kemess North Project.

Royal Oak Mines wanted to acquire an interest in the Cairn Property from Autera but were unable to meet Auterra's terms.

The Cairn Property is considered to be highly prospective for gold-silver-copper-zinc. The Kemess North Project is approximately 7 km north of the Kemess Mine.

Northgate Exploration recently announced results from their drill program at the Kemess North Project where significant copper and gold values were intersected over considerable intervals. One drill intercept encountered 248 metres of 0.40% copper and 0.91 grams per ton gold including an interval of 100 metres of 0.60% copper and 1.54 grams per ton gold.

These very encouraging exploration results emphasize the area's potential.

Exploration work on the Cairn Property shows the property's potential to host polymetallic skarn deposits of copper, gold, silver and zinc. Copper values from chip samples collected from the property assayed up to 6.9% copper whereas copper values from grab samples assayed as high as 5.6% copper. Zinc values from chip samples collected assayed up to 1.36% zinc whereas zinc values from grab samples assayed as high as 5.6% zinc.

Northgate Exploration has contacted Auterra, expressing interest in the Cairn Property. The companies have signed a confidentiality agreement.

Cora Resources holds an option to acquire a 50% interest in the Cairn Property. To earn its

interest, Cora must expend $300,000 in exploration expenditures by August 5, 2002. Cora and Auterrra are currently finalizing a revised option agreement respecting the Cairn Property.

The Cairn Property is located approximately 8 km northwest of the Kemess South Mine and 4 km west of the Kemess North Project and consists of 4 crown granted mineral claims containing a total of 83.2 hectares.

**AUTERRA VENTURES INC.**

per: *"Raymond Roland"*
Raymond Roland, President

**CORA RESOURCES LTD.**

per: *"Douglas B. Brooks"*
Douglas B. Brooks, President

*The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release*

**BC FORM 53-901F**

*SECURITIES ACT*

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Auterra Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

October 4, 2001

**Item 3.** **Press Release**

Press Release dated October 4, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer has entered into an agreement for the provision of corporate public relations services to the Issuer.

**Item 5.** **Full Description of Material Change**

The Issuer announces that it has entered into an agreement with Sarah Haywood of Vancouver, British Columbia, whereby Ms. Haywood will provide corporate public relations services to the Issuer on a month-to-month basis. The Issuer will pay a monthly remuneration of $2,500 to Ms. Haywood.

The agreement is subject to Canadian Venture Exchange acceptance for filing.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President - (604) 682-7159.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 15th day of October, 2001.



Raymond Roland, President

82-4653

BC FORM 53-901F

*SECURITIES ACT*

**MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT***

**Item 1.** **Reporting Issuer**

Auterra Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

**Item 2.** **Date of Material Change**

November 16, 2001

**Item 3.** **Press Release**

Press Release dated November 16, 2001 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

**Item 4.** **Summary of Material Change**

The Issuer announces filing of financial statements, summarizes financial results and announces that it is not proceeding with the acquisition of an interest in the Haines-Gabbro property.

**Item 5.** **Full Description of Material Change**

The Issuer announces that its unaudited interim financial statements for the period ended August 31, 2001 have been filed. The Issuer incurred a net loss of $59,392 for the six-month period ended August 31, 2001 as compared to a loss of $ 127,817 for the comparative period in 2000.

The Issuer also announces that it is not proceeding with the acquisition of an interest in the Haines-Gabbro property as previously announced. LMX Resources Ltd. repudiated the agreement. The Issuer is seeking recovery of the $83,594.27 in expenses incurred with respect to the property.

**Item 6.** **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta

Act.

**Item 7.** **Omitted Information**

There is no omitted information.

**Item 8.** **Senior Officers**

Raymond Roland, President - (604) 669-5819.

**Item 9.** **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

**DATED** at the City of Vancouver, in the Province of British Columbia, this 26th day of November, 2001.



Raymond Roland, President